VIA FACSIMILE AND U.S. MAIL

                                                     April 14,
2005

Stephen D. Reichenbach
Principal Financial Officer
Flow International Corporation
23500- 64th Avenue South
Kent, Washington 98032

	RE:	Form 10-K/A for the fiscal year ended April 30, 2004
      Form 8-K filed on April 4, 2005
      File No. 0-12448

Dear Mr. Reichenbach:

	We have reviewed your letter dated April 6, 2005 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.
We
welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

Comment applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.











FORM 10-K/A FOR THE YEAR ENDED APRIL 30, 2004

Financial Statements

Statements of Operations, page 35

2. We have read your response to comment 2. You indicated that the litigation loss accrual and loss on previously disposed assets could have been included in operating income (loss) for the year ended April 30, 2003. Given that the notes for which you recorded an expense of $1.2 million relate to the sale of your products, it appears this amount should also be included in operating income
(loss). Please revise your statement of operations to include the litigation loss accrual, the loss on previously disposed assets and the discount on the sale of notes receivable in operating income
(loss) for the year ended April 30, 2003.

FORM 8-K FILED ON APRIL 4, 2005

3. In the transcript of your March 17, 2005 earnings teleconference, you indicated that EBITDA was $2.6 million for the quarter and $10 million for the first nine months of fiscal 2005. If you continue to present these non-GAAP financial measures, please provide the disclosures required by Regulation G.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Ernest Greene, Staff Accountant, at (202)
942-
8091, or in his absence, Nudrat Salik, at (202) 942-7769, if you have questions regarding comments on the financial statements and related matters.
							Sincerely,



							Rufus Decker
      						Accounting Branch Chief

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Mr. Stephen Reichenbach
April 14, 2005
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE